

Mo Pie is not accepting investment.

View investment opportunities on Mainvest

Edit Profile  Watch Share
Mo Pie

Bakery

Leawood, KS
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.6× for the next $75,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Mo Pie is seeking investment to raise working capital and fund the tenant improvements for our first brick-n-mortar location.
First LocationRenovating Location
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Mo Pie is offering perks to investors. You earn perks based on your total investment amount in this business.

Mo Pie
Invest $1,000 or more to qualify. 40 of 40 remaining

20% discount on any pies purchased for three years.

This is a preview. It will become public when you start accepting investment.
PRESS
Former Tippin's exec eyes Leawood as home for his own growing pie business

Curt Lafferty, in white hat, started MO PIE in 2020, after decades spent in the pie business, most as a vice president with Tippin's. He now sells hand-crafted pies at events around the Kansas City metro, including at the Overland Park Farmers' Market

This is a preview. It will become public when you start accepting investment.
MEET MO PIE

Meet Curt, the creator and founder of Mo Pie. Curt spent 21 years as the vice president of Tippin's where he learned the art of pie baking with the highest quality standards. After seeing the industry go towards automation and lower quality ingredients, Curt decided to branch out on his own and create Mo Pie. He intended to bring back the taste of a homemade pie without the hassle of having to do it yourself. With traditional flavors such as apple and pumpkin along with unique new flavors such as red berry rhubard and white chocolate strawberry cream, Mo Pie has a flavor for everyone's pallet. We are excited to make this local brand a staple in the Kansas City community.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
THE TEAM
Curt Lafferty
Founder

Meet Curt, the creator and founder of Mo Pie.  Curt spent 21 years as the vice president of Tippin's where he learned the art of pie baking with the highest quality standards. After seeing the industry go towards automation and lower quality ingredients, Curt decided to branch out on his own and create Mo Pie. He intended to bring back the taste of a homemade pie without the hassle of having to do it yourself.

This is a preview. It will become public when you start accepting investment.

OUR STORY

We have been selling in retail grocery stores and the OP Farmers Market for the past two years. We recently held our first Pop-Up events for Thanksgiving and Christmas with a huge success. We hope to have our bakery built with view of all the baking for the retail front.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Previous
Next
This is a preview. It will become public when you start accepting investment.
Order Online
This is a preview. It will become public when you start accepting investment.
Previous
Next
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Operating Capital $24,115
Equipment Purchase $42,000
Tenant Improvements $48,582
Mainvest Compensation $8,303
Total $123,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,207,000 $1,448,400 $1,622,208 $1,784,429 $1,909,339
Cost of Goods Sold $337,960 $405,552 $454,218 $499,639 $534,613
Gross Profit $869,040 $1,042,848 $1,167,990 $1,284,790 $1,374,726

EXPENSES

Rent $65,640 $67,281 $68,963 $70,687 $72,454
Utilities $30,000 $30,750 $31,518 $32,305 $33,112
Salaries $152,496 $182,995 $204,954 $225,449 $241,230
Insurance $18,000 $18,450 $18,911 $19,383 $19,867
Officer Salaries $76,968 $78,892 $80,864 $82,885 $84,957
Legal & Professional Fees $3,000 $3,075 $3,151 $3,229 $3,309
G&A $108,972 $111,696 $114,488 $117,350 $120,283
Operating Profit $413,964 $549,709 $645,141 $733,502 $799,514
This information is provided by Mo Pie. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast.
Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
Mo Pie - Investor Deck.pdf
Investment Round Status
Target Raise $123,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends February 29th, 2024
Summary of Terms
Legal Business Name Food Solutions, Inc.
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $75,000 invested
1.6×
Investment Multiple 1.5×
Business's Revenue Share 1.6%

Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2031
Financial Condition
Historical milestones

Food Solutions, Inc./ Mo Pie has been operating since [September 2020] and has since achieved the following milestones:

Opened location in [Independence, Mo.]

Achieved revenue of $540k in [2021], which then grew to [$680K] in [2022].

Had Cost of Goods Sold (COGS) of [$204K], which represented gross profit margin of 60%] in [2022]. COGS were then [$100k] the following year, which implied gross profit margin of [72%].

Achieved profit of [$259K] in [2023], which then grew to [$25k] in [2022].

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of [12/31/23], Food Solutions, Inc./ Mo Pie has debt of [$469k] outstanding and a cash balance of [$18k]. This debt is sourced primarily from [Country Club Bank] and will be senior to any investment raised on Mainvest. In addition to the Food Solutions, Inc./ Mo Pie's outstanding debt and the debt raised on Mainvest, Food Solutions, Inc./ Mo Pie may require additional funds from alternate sources at a later date.

Forecasted milestones

Food Solutions, Inc./ Mo Pie forecasts the following milestones:

Secure lease in [Leawood, Kansas] by [May 2024].

Hire for the following positions by [June,2024]: [Position 1 Book Keeper and Social Media assistant, Position 2 Baker, Position 3 Baker]

Achieve [$1.2M] revenue per year by [2025].

Achieve [$264K] profit per year by [2025].

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Food Solutions, Inc./ Mo Pie to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Food Solutions, Inc./ Mo Pie operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Food Solutions, Inc./ Mo Pie competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Food Solutions, Inc./ Mo Pie's core business or the inability to compete successfully against the with other competitors could negatively affect Food Solutions, Inc./ Mo Pie's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Food Solutions, Inc./ Mo Pie's management or vote on and/or influence any managerial decisions regarding Food Solutions, Inc./ Mo Pie. Furthermore, if the founders or other key personnel of Food Solutions, Inc./ Mo Pie were to leave Food Solutions, Inc./ Mo Pie or become unable to work, Food Solutions, Inc./ Mo Pie (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Food Solutions, Inc./ Mo Pie and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Food Solutions, Inc./ Mo Pie is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Food Solutions, Inc./ Mo Pie might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not averse to your interests as an investor. If Food Solutions, Inc./ Mo Pie is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Food Solutions, Inc./ Mo Pie

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Food Solutions, Inc./ Mo Pie's financial performance or ability to continue to operate. In the event Food Solutions, Inc./ Mo Pie ceases operations due to the foregoing factors, it cannot guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Food Solutions, Inc./ Mo Pie nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Food Solutions, Inc./ Mo Pie will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Food Solutions, Inc./ Mo Pie is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Food Solutions, Inc./ Mo Pie will carry some insurance, Food Solutions, Inc./ Mo Pie may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Food Solutions, Inc./ Mo Pie could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Food Solutions, Inc./ Mo Pie's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest with Companies and Their Management

In many ways, your interests and the interests of Food Solutions, Inc./ Mo Pie's management will coincide you both want Food Solutions, Inc./ Mo Pie to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Food Solutions, Inc./ Mo Pie to act conservative to make sure they are best equipped to repay the Note obligations, while Food Solutions, Inc./ Mo Pie might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Food Solutions, Inc./ Mo Pie needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Food Solutions, Inc./ Mo Pie or management), which is responsible for monitoring Food Solutions, Inc./ Mo Pie's compliance with the law. Food Solutions, Inc./ Mo Pie will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Food Solutions, Inc./ Mo Pie is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Food Solutions, Inc./ Mo Pie fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Food Solutions, Inc./ Mo Pie, and the revenue of Food Solutions, Inc./ Mo Pie can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Food Solutions, Inc./ Mo Pie to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company cannot guarantee that it will resume operations in the future.

Real Estate Risk

Food Solutions, Inc./ Mo Pie is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Food Solutions, Inc./ Mo Pie is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Limited Operating History

Food Solutions, Inc./ Mo Pie is a newly established entity and has no history for prospective investors to consider.

This information is provided by Mo Pie. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
About Us
Blog
FAQ
Write For Us
Referral Program
Business Resources
Support Center
Educational Materials
Contact Us
Terms of Service
Privacy Policy